April 29, 2026

S. Asher Gaffney
Vice President, Corporate Secretary and Counsel
BRT Apartments Corp.
60 Cutter Mill Road, Suite 303
Great Neck, NY 11021

       Re: BRT Apartments Corp.
           Registration Statement on Form S-3
           Filed April 24, 2026
           File No. 333-295315
Dear S. Asher Gaffney:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Brian Lee, Esq.